Exhibit (a)(1)(G)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated July 30, 2007 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

BOSTON COMMUNICATIONS GROUP, INC.

at $3.60 Net Per Share

by

TEA PARTY ACQUISITION CORP.

a wholly owned subsidiary of

MEGASOFT LIMITED

Tea Party Acquisition Corp., a Massachusetts corporation (“Purchaser”) and wholly-owned subsidiary of Megasoft Limited, a company incorporated in India under the provisions of the Companies Act, 1956 (“Parent”), is offering to purchase all outstanding shares of common stock, $0.01 par value per share, including the associated preferred stock purchase rights (the “Shares”), of Boston Communications Group, Inc., a Massachusetts corporation (the “Company”), at $3.60 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Following the Offer, Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,

ON FRIDAY, AUGUST 24, 2007, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, the condition that, prior to the Expiration Date (as defined in the Offer to Purchase) of the Offer, there having been validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, when considered together with all other Shares beneficially owned by Parent and its affiliates and newly-issued Shares, if any, available for purchase from the Company by Purchaser under an irrevocable “Top-Up Option” pursuant to the Merger Agreement (as defined below), would constitute at least 90% of the aggregate number of Shares outstanding at the time of the expiration of the Offer (as determined on a fully-diluted basis) (the “Minimum Condition”). The Offer is also subject to the other conditions described in the Offer to Purchase. The Offer is not conditioned upon Parent or Purchaser obtaining financing. The Offer is being made according to an agreement and plan of merger, dated as of July 11, 2007 (the “Merger Agreement”), by and among Purchaser, Parent and the Company, under which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each Share (other than Shares held by the Company, Purchaser or Parent or by shareholders who properly exercise their appraisal rights available under Massachusetts law in connection with the Merger) will be canceled and converted into the right to receive $3.60 per Share (or any higher price paid in the Offer), without interest.

The Company’s board of directors has unanimously determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable to the shareholders of the Company and fair to and in the best interests of the Company and its shareholders; adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and recommends that the shareholders of the Company accept the Offer and tender their Shares to Purchaser under the Merger Agreement and, if shareholder approval is required to consummate the Merger under the Massachusetts Business Corporation Act, approve the Merger Agreement and the Merger.

Purchaser may extend the Offer and the Expiration Date (i) for successive periods of up to ten business days each, if any of the conditions to the Offer (including the Minimum Condition) is not satisfied or waived as of any previously-scheduled expiration date, or (ii) for any period as may be required by applicable rules and regulations of the Securities and Exchange Commission, the Nasdaq Global Market or any other stock exchange or automated quotation system that is applicable to the Offer. The Company may cause Purchaser to extend the Offer and the Expiration Date for successive periods of up to ten business days each until October 23, 2007, if all of the conditions to the Offer (except the Minimum Condition) have been satisfied or waived.

If Purchaser extends the Offer, Purchaser will inform Computershare Trust Company, N.A. (“the “Depositary”) of that fact, and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. Subject to withdrawal rights as set forth below, Purchaser shall retain all such Shares until the expiration of the Offer as so extended, or waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the expiration of the Offer and not withdrawn.

If the Offer closes but Purchaser does not acquire sufficient Shares such that the tendered Shares, together with the Shares issuable under the Top-Up Option (as defined in the Merger Agreement) granted to Purchaser by the Company, would enable a “short-form” merger to occur under the Massachusetts Business Corporation Act, Purchaser may elect to provide one or more subsequent offering periods of between three and 20 business days in the aggregate immediately following the expiration of the Offer. No withdrawal rights will apply to Shares tendered in a subsequent offering period, and no withdrawal rights will apply during a subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment. Purchaser does not currently intend to provide any subsequent offering periods.

For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice to the Depositary of its acceptance for payment of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after Friday, September 28, 2007 unless such Shares have been accepted for payment as provided in the Offer to Purchase. To withdraw tendered Shares, a written or facsimile transmission notice of withdrawal with respect to such Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

The Company has provided Purchaser with its shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Shareholders should carefully read both in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at the telephone numbers and addresses set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact Computershare Trust Company, N.A., the Depositary.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

July 30, 2007